PRMA

1450 S Dixie Hwy. • Boca Raton, FL 33432
Phone: 561 347 1178 • Fax: 561 347 7024

www.peerreviewboard.com

Peer Review Mediation and Arbitration, Inc.

July 11, 2008

Ms. Maryella Young, President
AmeriMed Corporation
6870 N Broadway
Denver, CO 80221

Dear Ms. Young:

This letter agreement sets forth our agreement and understanding as to the essential terms of the proposed acquisition by ProMed Alliance, Inc, a subsidiary of Peer Review Mediation & Arbitration, Inc., both Florida corporations, located at 1450 S. Dixie Hwy, Boca Raton, Florida 33432 (the "Purchaser") of the Shares (as defined in Section 1) of AmeriMed Corporation, 6870 N Broadway, Denver, CO 80221 (the "Business"). The owners of the Shares are referred to herein as "Sellers." In this letter, the above Purchaser and Seller are sometimes called the "Parties," and each separately as a "Party".

Part One of this Proposed Agreement is at present time not binding on the Parties nor enforceable (the "Non-Binding Provisions"), but is intended to be incorporated into a legally binding Definitive Agreement subject to the satisfactory completion of the Parties ongoing investigation of the respective companies' business, and subject to approval by the respective Party's boards of directors. By signing this letter agreement, the Sellers will provide evidence of the Sellers' intent to sell the Shares to the Purchaser upon the terms and subject to the conditions described herein; provided, however, that no binding obligation to purchase or sell the Shares will arise unless and until the Purchaser and the Seller execute and deliver a definitive written purchase and exchange agreement (hereinafter called "Definitive Agreement"). The execution and delivery of the Definitive Agreement shall be subject to the prior approval by the respective Boards of Directors of both the Purchaser and the Seller. The Definitive Agreement shall contain such covenants, agreements, representations, warranties, and indemnification obligations as are customary in a transaction of the type proposed in this Letter. The binding provisions of this Agreement shall

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become legally enforceable against a Party upon signing this letter agreement, as of the date stated at the beginning of this letter agreement.

PART I

1. Acquisition. The Purchaser will acquire all of the outstanding shares of capital stock, warrants, options, convertible stock, and all other securities representing or convertible into equity of the Business (the "Shares") in exchange for the Acquisition Price (as that term is defined in Section 3). At the closing and except as otherwise provided in this letter, the Business will have all right, title, and interest in and to substantially all of the operating assets used or usable, directly or indirectly, in whole or in part, in connection with the Business, including all inventories, all intellectual property, all contracts and agreements, all equipment, all legally assignable government permits, and certain documents, files and records containing technical support and other information pertaining to the operation of the Business. Purchaser will not acquire the Business' cash or cash equivalents, which shall be transferred to Sellers at or before closing.

2. ASSUMED LIABILITIES. The Business will continue to be subject to, as of and after the closing date, only those liabilities and obligations (i) arising in connection with the operation of the Business before the closing date and identified in the Definitive Agreement, and (ii) arising after the closing date in connection with the performance by the Business of the contracts and agreements associated with the Business. Prior local, state, federal taxes, fines, levies or liens of any nature will be the obligation of Sellers and, if not satisfied at or prior to closing, will be deducted from final sale price.

3. ACQUISITION PRICE. The acquisition price (the "Acquisition Price") will be 2 million 275 thousand dollars payable in cash and stock according to the following schedule:

i. 250,000 shares of PRMA's Common Stock at Closing;
ii. $ 200,000 Cash paid at closing
iii. $250,000 note with monthly installment payments amortized and fully payable in 36 months, issued by Purchaser, secured by a lien on the assets of the Purchaser.

4. BROKERAGE RELATIONSHIP. No brokerage relationship exists at this time, nor is any brokerage relationship anticipated. Seller will not pay any commissions related to this sale unless mutually agreed.

5. EMPLOYMENT AGREEMENT. Purchaser will continue to employ Maryella Young as CEO, pursuant to a definite employment agreement with a base salary of $130,000 plus benefits and performance incentives. Further, the Compensation Committee will review executive's compensation; performance increases and additional employee stock options will be granted as approved.

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Purchaser and Ms. Young agree that the employment relationship shall be for a minimum 3-year term, subject to Purchaser's discretion and performance evaluations.

6. EXPANSION PLANS. Purchaser and Maryella Young will develop a viable and sustainable expansion plan financed by a capital infusion of up to but not limited to $250,000 as needed and provided by Purchaser.

7. PRE-CLOSING COVENANTS. The parties will use their reasonable best efforts to obtain all necessary third-party and government consents (including all certificates, permits and approvals required in connection with the Purchaser's operation of the Business). The Business will continue to operate consistent with past practice. This Section 7 shall terminate ninety (90) days after the Sellers' acceptance of this Letter unless the parties have executed a Definitive Agreement prior to the expiration of this period.

8. CONDITIONS TO OBLIGATION. The Purchaser and the Sellers will be obligated to consummate the acquisition of the Business unless the Business, Purchaser, or Seller has failed to obtain, despite the parties' reasonable best efforts, all certificates, permits and approvals that are required in connection with the operation of the Business after closing.

9. DUE DILIGENCE. The Seller and Purchaser agree to cooperate with the other party's due diligence investigation of the Business and the Purchaser and to provide each other and their respective representatives with prompt and reasonable access to key employees and to books, records, contracts and other information pertaining to the Business, the Purchaser, and the Sellers (the "Due Diligence Information"), as follows:

(A) From the date hereof, each Party, will make available to the other Party for review their respective financial statements, books, records, corporate documents and other information as the other Party may reasonably request, and each Party shall have the opportunity to meet with attorneys, accountants and key personnel of the other Party to discuss the financial and business conditions of the respective Party and to make whatever future independent investigation deemed necessary and prudent. The Parties agree to cooperate with each other in complying with these requests and providing such materials as the other Party may request.

(B) Each Party shall make appropriate representations in the Definitive Agreement that it has fully and independently satisfied itself on all aspects of the other Party's business, including but not limited to financial statements, books and records.

(C) Each Party shall represent and agree that all confidential information which each Party or any of its officers, employees, agents,

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consultants, or representatives, may possess or may receive in the future pertaining to the financial or other condition of the other Party, shall not be disclosed or made available to any other person or entity other than current members of the Board of Directors, officers, employees, agents, consultants, or representatives at any time without the express written consent of the other Party.

PART II

10. **<u>CONFIDENTIALITY AND NON-COMPETITION</u>**. The Parties will use the Due Diligence Information solely for the purpose of the Parties' due diligence investigation of the Business or of the Purchaser, and unless and until the parties consummate the acquisition of the Business the Parties, their affiliates, directors, officers, employees, advisors, and agents (the Parties' "Representatives") will keep the Due Diligence Information strictly confidential. The Parties will disclose the Due Diligence Information only to those Representatives of the Parties who need to know such information for the purpose of consummating the acquisition of the Business. The Parties agrees to be responsible for any breach of this paragraph 10 by any of the Parties' Representatives. In the event the acquisition of the Business is not consummated, the Parties will return to the other any materials containing Due Diligence Information, or will certify in writing that all such materials or copies of such materials have been destroyed. The Parties also will not use any Due Diligence Information to compete with the other party in the event that the acquisition of the Business is not consummated. The provisions of this paragraph 10 will survive the termination of this letter agreement.

11. <u>EMPLOYEES OF THE BUSINESS</u>. Until the consummation of the acquisition of the Business, or in the event that the parties do not consummate the acquisition of the Business, the Parties will not solicit or recruit the employees of the other.

12. <u>EXCLUSIVE DEALING</u>. Upon the Seller's acceptance of this Letter, the Purchaser and the Seller shall negotiate in good faith with the objective of reaching mutual agreement to the terms of a Definitive Agreement. Until the later of 90 days after the date this Agreement is signed, the Seller will not enter into any agreement, discussion, or negotiation with, or provide information to, or solicit, encourage, entertain or consider any inquiries or proposals from, any other corporation, firm or other person with respect to (a) the possible disposition of a material portion of the Business, or (b) any business combination involving the Business, whether by way of merger, consolidation, share exchange or other transaction

13. <u>EXPENSES</u>. Subject to the provisions in paragraph 12 of this letter agreement, each party will pay all of its expenses, including legal and accounting fees, incurred in connection with the acquisition of the Business.

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14. INDEMNIFICATION. The Seller represents and warrants that the Purchaser will not incur any liability in connection with the consummation of the acquisition of the Business to any third party, Broker, Agent or Representative with whom the Seller or its agents have had discussions regarding the disposition of the Business, and the Seller agrees to indemnify, defend and hold harmless the Purchaser, its officers, directors, stockholders, lenders and affiliates from any claims by or liabilities to such third parties, including any legal or other expenses incurred in connection with the defense of such claims. The covenants contained in this paragraph 14 will survive the termination of this letter agreement.

15. ENTIRE AGREEMENT. The Binding Provisions constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the parties.

16. GOVERNING LAW. The Binding Provisions will be governed by and construed under the laws of the State of Colorado without regard to conflicts of laws principles.

17. JURISDICTION: SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the State of Colorado, Adams County, or, if it has or can acquire jurisdiction, in United States District Court, for the District of Colorado, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

18. TERMINATION. This Proposed Agreement may only be terminated by the mutual written consent of the Parties hereto but may be extended upon mutual written consent of the Parties. If the terms and conditions of this letter agreement are not fulfilled and a Definitive Agreement is not finalized and executed prior to ninety (90) business days from the Signing Date, the Part One (Non-Binding Provisions) will automatically terminate and be void, except such termination may be agreed upon earlier upon written notice by either party to the other party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of a party for breach of the Binding Provisions prior to the termination.

19. COUNTERPARTS. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of

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which, when taken together, will be deemed to constitute one and the same agreement.

20. BINDING EFFECT. Except as herein set forth, the paragraphs and provisions regarding the terms of the proposed corporate combination of Part One of this letter does not constitute and will not give rise to any legally binding obligation on the part of any of the Parties, but merely express their intent with respect thereto, and shall only become binding if and when a Definitive Agreement is executed and the transactions contemplated hereby have been approved by each of the Parties. Notwithstanding anything to the contrary, the provisions set forth in Part Two sections, 10, 11, 12 and 14 are intended to be and are hereby binding and enforceable obligations of the Parties.

21. TIME OF THE ESSENCE; CLOSING. Time is expressly declared to be of the essence in the Definitive Agreement. This letter agreement shall be signed by all the Parties, executed and completed, on or before the thirty first day of October, 2008 at 5:00 PM EST.

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

W Hale

Willis Hale, CEO

Agreed and Accepted by

Maryella Young

Maryella Young, President

July 22, 2008